Exhibit 99.1

Westport Debuts California's Only CARB Certified CNG Ford F-150 at ACT

~Westport WiNG™ On Display at ACT Expo ~

LONG BEACH, CA, May 5, 2014 /CNW/ - Westport Innovations Inc. (TSX:WPT) (NASDAQ:WPRT), engineering the world's most advanced natural gas engines and vehicles, announces that the only California Air Resources Board and EPA certified Ford F-150, featuring the Westport WiNG™ Power System, is being debuted during the Alternative Clean Transportation Expo (ACT) in Long Beach, and will be on display May 6 to 8.

Unveiling the new model at this year's ACT Expo was a natural decision, says Paul Shaffer, Westport's Vice President and Managing Director of North American Ford business.

"California is one of the most promising states for the adoption of natural gas vehicles, thanks to the wide network of natural gas stations and the attractive incentives available to drivers and fleet owners," says Paul.  "California is arguably one of the most significant natural gas vehicle markets in the US. The F-150 is a significant fleet vehicle, as some fleets prefer its smaller size."

While natural gas vehicles have grown in popularity for applications such as shipping and transit - in fact, some of the first Westport technology ever deployed was in California for buses at Berkeley University  - few people are aware of their widespread use, economic and environmental benefits, and the growing number of options for passenger vehicles.

California represents an important market for natural gas vehicles, and according to the California Natural Gas Vehicle Coalition, the state's natural gas fueling infrastructure is the most extensive in the United States—with nearly 600 public and private natural gas stations at the beginning of 2012.

With gasoline averaging $3.71 a gallon in the United States (US Energy Administration Information), and compressed natural gas averaging $2.11 per gasoline gallon equivalent (CNGnow), there's a clear price advantage to operating on natural gas, particularly for high-mileage drivers.

And mileage is key with the Westport WiNG powered Ford F-150, offering equivalent fuel economy, fuel capacity and mileage to a traditional gasoline-powered model.

Westport received certification from CARB for its 2014 model year Westport WiNG™ Ford F-150 3.7 L pickup truck with the dedicated compressed natural gas (CNG) system in April. CARB certified vehicles meet all applicable California emission regulations.

The Ford F-150 pickup truck, which is also certified by the Environmental Protection Agency (EPA), runs on CNG and is available with a 17 gasoline gallon equivalent (GGE), 23 GGE tank, or an industry leading 27 GGE. The existing Ford OEM warranty remains intact, and is matched by the Westport warranty for all like components. All Westport operated trucks undergo the same safety testing required for all Ford original equipment manufacturer (OEM) products.

Westport has also received certification in April from the EPA for its 2015 model year Ford F-250 and F-350, 6.2 L super duty trucks with the Westport WiNG™ bi-fuel CNG system. EPA certified vehicles meet the EPA's emission standards.

The Westport WiNG operated Ford F-250 and F-350 trucks run on both gasoline and CNG and are available with a 17 GGE or 23 GGE tank, or a variety of combinations using underbody tanks. The existing Ford warranty remains intact, and is matched by the Westport warranty for all like components. All trucks with the Westport WiNG Power System undergo the same safety testing required for all Ford OEM products.

Westport,as the leading partner that is in Ford's Qualified Vehicle Modifier (QVM) program, provides OEM quality parts and production environment.

Visit Westport's website for more information about our bi-fuel and dedicated CNG Ford vehicles at: http://www.westport.com/products/automotive/.

About Westport

Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs.  To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

Note: This document contains forward-looking statements about Westport's business, operations, technology development or the environment in which it operates, which are based on Westport's estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Westport's control. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SOURCE Westport Innovations Inc.

Image with caption: "The only California Air Resources Board and EPA certified Ford F-150, featuring the Westport WiNG™ Power System, is being debuted during the Alternative Clean Transportation Expo (ACT) this week. (CNW Group/Westport Innovations Inc.)". Image available at: http://photos.newswire.ca/images/download/20140505_C6515_PHOTO_EN_39925.jpg

%CIK: 0001370416

For further information:

Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport
T 604-718-2046
invest@westport.com

Media Inquiries:
Nicole Adams
Director, Communications
Westport
T: 604-790-1908
media@westport.com

CO: Westport Innovations Inc.

CNW 08:00e 05-MAY-14